Exhibit 99.6

September 14, 2017

Mr Wu

I confirm that immediately following the allocation of 4,000,000 shares of One Horizon Group Inc Common Stock from the conversion of the 555,556 shares of One Horizon Group Inc series A Preferred Stock, I will transfer 2,000,000 shares of One Horizon Group Inc Common Stock to you.

Sincerely

/s/ Mark B. White

Mark B. White